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                                                                EXHIBIT 99.8(t)

                       SHAREHOLDER INFORMATION AGREEMENT

   THIS AGREEMENT (the "Agreement") is made and entered into as of March 15, 2007, or such other compliance date mandated by Rule 22c-2 under the Investment Company Act of 1940 ("Rule 22c-2"), whichever is later, by and between AMERICAN CENTURY INVESTMENT SERVICES, INC. ("ACIS"), and MINNESOTA LIFE INSURANCE COMPANY ("Intermediary") with an effective date as is stated herein.

   WHEREAS, Minnesota Life has established one or more separate accounts ("Account" or "Accounts"), which may also be composed of several Sub-Accounts, through which Minnesota Life offers certain group and individual variable life or annuity contracts ("Contract" or "Contracts") that make available as investment options one or more of such Sub-Accounts which, in turn, invest in shares of one or more of the Fund; and

   WHEREAS, in accordance with the terms of a Contract, the owner of the Contract may allocate and reallocate Contract values among Sub-Accounts and Funds from time to time; and

   WHEREAS, Minnesota Life has been identified by the Fund as a "financial intermediary" as defined in Rule 22c-2; and

   WHEREAS, pursuant to Rule 22c-2, ACIS is required to enter into a shareholder information agreement with every intermediary who holds shares of the Funds in omnibus accounts or non-fully disclosed shareholder accounts and submits orders directly to the Funds' transfer agent or to a registered clearing agency; and

   WHEREAS, this Agreement sets forth the terms and conditions for information sharing for the Funds in accordance with Rule 22c-2.

   NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the parties hereto agree as follows:

   1. Agreement to Provide Shareholder Information. Intermediary agrees to provide a requesting Fund, upon written request, the taxpayer identification number ("TIN"), the Individual/International Taxpayer Identification Number ("ITIN"), or other government-issued identifier ("GII"), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by Intermediary during the period covered by the request.

       Unless otherwise specifically requested by the Fund, Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

       To the extent practicable, requests from the Fund to Intermediary should be consistent with the NSCC Standardized Data Reporting Format

      (a) Period Covered by Request. Requests must set forth a specific period, generally not to exceed 90 days from the date of the request, for which transaction information is sought. The Fund may request transaction information older than 90 days from the date of the

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   request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund, but shall not make a request for any information older than 12 months from the date of the request.

      (b) Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to the Fund or its designee promptly, but in any event not later than ten (10) business days, after receipt of a request. If the requested information is not on Intermediary's books and records, Intermediary agrees to: (i) provide or arrange to provide to the Fund requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by the Fund, block further purchases of Fund Shares from such indirect intermediary. In such instance, Intermediary agrees to inform the Fund whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format provided, however, that the Fund shall not require the Intermediary to report to the Fund using the NSCC Standardized Reporting Service. For purposes of this provision, an "indirect intermediary" has the same meaning as in Rule 22c-2.

      (c) Limitations on Use of Information. The Fund agrees not to use the information received for marketing or any other similar purpose without the prior written consent of Intermediary.

      (d) The provisions of this Agreement, with respect to the ability of Fund to request and promptly receive shareholder identity and transaction information pursuant to this Agreement and this Section 1, shall be effective October 16, 2007.

   2. Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares or take such other action as requested by the Fund for a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund's Shares (directly or indirectly through Intermediary's account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

       Unless otherwise directed by the Fund, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary. Instructions must be received by Intermediary at the following address, or such other address that Intermediary may communicate to Fund in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

   Minnesota Life Insurance Company
   400 Robert Street North
   St. Paul, Minnesota 55101-2098
   Attention: Christina Moore
   Phone: 651-665-4715
   E-mail: christina.moore@securian.com

      (a) Form of Instructions. Instructions must include the TIN, ITIN, or GII, if known, and the specific restriction(s) to be executed. If the TIN, ITIN, or GII is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

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      (b) Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than ten business days after receipt of the instructions by Intermediary.

      (c) Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

   3. Identification of Financial Intermediaries. Intermediary agrees to
(i) maintain, and provide to the Fund upon request, a complete and current list of all intermediaries that submit trades to the Fund through the Intermediary for which the Intermediary is not authorized to execute this Shareholder Information Agreement on their behalf; (ii) not to purchase any securities from the Fund on behalf of an intermediary that does not, at the time of the purchase, have a valid Shareholder Information Agreement in effect with the Fund either directly or through the Intermediary; and (iii) to inform the Fund in the event an intermediary that had previously authorized the Intermediary to act on its behalf for purposes of this Shareholder Information Agreement revokes such authorization. Such notification shall be provided to the Fund no later than 10 days after the Intermediary first receives notice of the revocation.

   4. Definitions. For purposes of this Agreement:

      (a) The term "Fund" includes each fund's principal underwriter (ACIS) and transfer agent (American Century Services , LLC). The term does not include any "excepted funds" as defined in SEC Rule 22c-2(b).

      (b) The term "Shares" means the interests of Shareholders corresponding to the redeemable securities of record issued by a Fund under the Investment Company Act of 1940 that are held by Intermediary.

      (c) The term "Shareholder" means (i) for all Intermediaries other than retirement plan recordkeepers or insurance companies, the beneficial owner of Shares, whether the Shares are held directly or by Intermediary in nominee name; (ii) for all Intermediaries that are retirement plan recordkeepers, the Plan participant, notwithstanding that the Plan may be deemed to be the beneficiary owner of Shares; and (iii) for all Intermediaries that are insurance companies, the holder of interests in a variable annuity or variable life insurance contract issued by Intermediary.

      (d) The term "written" includes electronic writings and facsimile transmissions.

      (e) The term "Shareholder-Initiated Transfer Purchase" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of "dollar cost averaging" programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit;
   (iii) one-time step-up in Contract value pursuant to a Contract death benefit; or (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract.

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      (f) The term "Shareholder-Initiated Transfer Redemption" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

   5. Termination. This Agreement may be terminated by either party on sixty
(60) days' written notice. Upon termination of this Agreement, any other agreement between Intermediary and ACIS or any affiliate of ACIS will terminate automatically, and Intermediary will no longer be permitted to offer or otherwise make available the Funds; provided, however, that if Rule 22c-2 is amended or rescinded such that ACIS is no longer required to have such agreements in place, such other agreements will not automatically terminate.

   6. Construction and Cooperation.

      (a) Construction of the Agreement; Fund Participation Agreements. The parties have entered into one or more Fund Participation Agreements between or among them for the purchase and redemption of shares of the Fund by the Accounts in connection with the Contracts. This Agreement supplements those Fund Participation Agreements. To the extent the terms of this Agreement conflict with the terms of a Fund Participation Agreement, the terms of this Agreement shall control.

      (b) Mutual Cooperation. The Fund and Intermediary agree to cooperate with one another in the development of abusive trading policies that take into consideration the legality of enforcing these limits with respect to certain Shareholders whose existing Contracts impose no or inconsistent trading limits. Fund and Intermediary also agree to cooperate with one another in the development of Intermediary's own market timing policies with respect to its contracts.

   7. Counterparts and Delivery. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument. A signed copy of this Agreement delivered by facsimile or by emailing a copy in .pdf form shall be treated as an original and shall bind both parties just as would the exchange of originally signed copies.

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   IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the latest date set forth below.

AMERICAN CENTURY INVESTMENT              MINNESOTA LIFE INSURANCE COMPANY
SERVICES, INC.

By:
       ---------------------------       By:    ---------------------------
Name:
       ---------------------------       Name:  Bruce P. Shay
Title:
       ---------------------------       Title: Senior Vice President
Date:
       ---------------------------       Date:  ---------------------------

If Intermediary trades through the NSCC, provide assigned NSCC trading numbers:
NSCC Trades as Minnesota Life's Agent - #0761


 American Century Assigned Trading Numbers:  Dealer # ------------------------

                                             TPA #    ------------------------

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